Broadway at Armour / Box 219139 / Kansas City, Missouri 64121-9139

Telephone: (816) 753-7000

December 6, 2010

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re:	Kansas City Life Insurance Company

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2010

Schedule 14A

Filed on March 22, 2010

File No. 001-33348

Dear Mr. Riedler:

The purpose of this letter is to respond to your letter dated November 19, 2010, regarding the matters listed above. We appreciate the opportunity to address the additional comments you provided regarding our supplemental October 29, 2010 response.

Kansas City Life Insurance Company (the “Company”) believes the following information is responsive to your additional comments. To facilitate your review, we have repeated your comments in bold, followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

•

Please refer to your response to Comment 1. You state that “the Company will file any material arrangements as exhibits to the Form 10-K.” Please confirm that you will file as exhibits to your Form 10-K/A for the fiscal year ended December 31, 2009 any agreements you have with the material reinsurance partners identified in Note 12 to your Financial Statements.

Company Response:

The Company has reviewed all of the reinsurance agreements with each reinsurance partner identified in Note 12 to the Company’s Financial Statements. The Company proposes to file any material agreement from those reinsurance partners identified in Note 12 to the Financial Statements, but not all of the agreements with those reinsurance partners. Whereas Note 12 identifies material relationships with reinsurance partners, we propose to file only those reinsurance agreements (“treaties”) that are believed to be material to the business conducted by the Company as required under Item 601(b)(10) of Regulation S-K.

Attached as Exhibit A is a list of all the reinsurance treaties from the named reinsurance partners listed in Note 12 to the Financial Statements. In total, the Company has 110 reinsurance treaties in force with the 7 named reinsurance partners listed in Note 12, and 48 reinsurance treaties with the remaining 16 reinsurance partners in the “Other” category.

The Company notes that reinsurance treaties are a type of contract that ordinarily accompanies the kind of business conducted by the Company. In analyzing materiality, the Company set forth (as is shown in the attached chart) different quantitative and qualitative measures for determining the potential materiality of its reinsurance treaties under Item 601(b)(10) of Regulation S-K. The four measures the Company used were: (1) the percentage of in-force insurance business (face amount of policies) covered by the reinsurance treaty; (2) the percentage of the reinsurance recoverable amount under the treaty compared to the Company’s total assets; (3) the percentage of the reinsurance recoverable amount under the treaty compared to stockholder’s equity; and (4) the percentage of ceded premium covered by each reinsurance treaty relative to total premiums ceded.

You may note that the Company also identifies certain percentages, which also appear in Note 12, that measure the percentage of reinsurance business held by an individual reinsurance partner versus all other reinsurance partners (the percentage of in-force ceded and percent of recoverable columns). The Company does not believe that these two measures are appropriate to determine materiality since they simply compare the reinsurers to each other and do not measure the materiality of the partner or contract to the business of the Company.

At December 31, 2009, the Company had life insurance in-force of $29.2 billion, total assets of $4.2 billion and $628.4 million of total stockholder’s equity. In addition, the Company had $45.5 million of total life insurance premiums ceded during 2009. The Company examined each of the treaties from the twenty-three reinsurers to determine the materiality of each contract. The Company used 3% as the criteria to evaluate relative materiality for the face amount and balance sheet measures discussed above. In addition, the Company used a 5% threshold for materiality of the ceded premium measure, which appears as a gross pretax figure in the statement of income. Based on this analysis, the Company determined that five reinsurance agreements from four of the named reinsurance partners met at least one of the criteria at a material level. These include:

1.	The Coinsurance Agreement between Kansas City Life Insurance Company and Transamerica Occidental Life Insurance Company of Cedar Rapids, Iowa, effective January 19, 2005, which represented 13.0% of the in-force business of the Company;

2.	The Automatic YRT Reinsurance Agreement between Sunset Life Insurance Company of America and RGA Reinsurance Company, effective January 1, 2002, which represented 3.2% of the in-force business of the Company;

3.	The Automatic and Facultative Coinsurance Reinsurance Agreement between Kansas City Life Insurance Company and RGA Reinsurance Company, effective May 1, 2002, which represented 4.1% of the in-force business of the Company;

4.	The Automatic and Facultative Reinsurance Agreement (Coinsurance Basis) between Kansas City Life Insurance Company and Security Life of Denver Insurance Company, effective May 1, 2002, which represented 3.8% of the in-force business of the Company; and

5.	The Coinsurance Life Reinsurance Agreement between Old American Insurance Company and Employers Reassurance Corporation, effective December 1, 1989, which represented a reinsurance recoverable amount of 3.4% of stockholder’s equity.

None of the 16 “other” reinsurers listed in Note 12 of the Financial Statements had a reinsurance treaty that individually, or in the aggregate, met any of the criteria at a material level.

Subject to receiving your concurrence, the Company intends to file the five reinsurance treaties listed above as material contracts to the 10-K/A filing for fiscal year ended December 31, 2009. Due to proprietary and confidential information contained in some of these agreements, portions of the agreements may be redacted and filed separately with the Commission in connection with a request for confidential treatment.

The Company hopes that by providing the above information that the additional comment from your November 19, 2010 letter has been addressed. As discussed in the letters dated August 12, 2010 and October 29, 2010 letters, we intend to file the 10-K/A for Fiscal Year ended December 31, 2009, the 10-Q/A for Quarterly period ended March 31, 2010, and amendment to the Schedule 14A filed on March 2010 once we have addressed your comments. The Company will also file an amended 10-Q/A for Quarterly period ended June 30, 2010 to include items related to variable interest entities consistent with the amended first quarter and new third quarter filings.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Tracy W. Knapp
Senior Vice President

Reinsurer	Rating	In-Force	% of In-Force Ceded	% of Total In-Force	Life Reins Recoverable	Percent of Recoverable	% of GAAP Assets	% of GAAP Equity	Reinsurance Premium	% of Reins Premium
		(millions)			(thousands)				(thousands)
TransAmerica Life Insurance Company (Aegon USA)	A-	$4,854	34%	17%	$30,407	23%	0.7%	4.8%	$12,078	26.5%
RGA REINSURANCE COMPANY Total	AA-	2,806	20%	10%	16,222	12%	0.4%	2.6%	10,798	23.7%
SECURITY LIFE OF DENVER Total	A+	2,799	20%	10%	32,868	25%	0.8%	5.2%	7,300	16.0%
SWISS RE LIFE & HEALTH AMERICA INC Total	A+	1,040	7%	4%	6,990	5%	0.2%	1.1%	4,450	9.8%
LINCOLN NATIONAL LIFE INS CO Total	AA-	651	5%	2%	7,042	5%	0.2%	1.1%	1,449	3.2%
HANNOVER LIFE REASSURANCE OF AMERICA Total	AA-	598	4%	2%	3,942	3%	0.1%	0.6%	2,363	5.2%
EMPLOYERS REASSURANCE CORP. Total	AA+	41	0%	0%	22,520	17%	0.5%	3.6%	1,876	4.1%
Other (16 Companies)		1,321	9%	5%	10,454	8%	0.3%	1.7%	5,192	11.4%

Total Life Ceded: In-Force Amount and Recoverable		$14,111	100%	48%	$130,445	100%	3.1%	20.8%	$45,506	100.0%

Retained: In-Force Amount and Other GAAP Assets		15,090		52%	4,045,740		96.9%

Company Total: In-Force Amount and GAAP Assets		$29,201		100%	$4,176,185		100.0%

GAAP EQUITY (in millions)	$628.4

Reinsurer	Treaty Date	In-Force	% of In-Force Ceded	% of Total In-Force	Life Reins Recoverable	% of Reins Recoverable	% of GAAP Assets	% of GAAP Equity	Reinsurance Premium	% of Reins Premium
TransAmerica Life Insurance Company (Aegon USA)	11/1/1965	$1	0.0%	0.0%	$552	0.4%	0.0%	0.1%	$13	0.0%
	11/1/1971	3	0.0%	0.0%	47	0.0%	0.0%	0.0%	70	0.2%
	3/1/1981	—	0.0%	0.0%	6	0.0%	0.0%	0.0%	9	0.0%
	6/1/1981	2	0.0%	0.0%	30	0.0%	0.0%	0.0%	54	0.1%
	1/1/1987	—	0.0%	0.0%	39	0.0%	0.0%	0.0%	3	0.0%
	11/1/1987	4	0.0%	0.0%	47	0.0%	0.0%	0.0%	46	0.1%
	1/1/1988	6	0.0%	0.0%	76	0.1%	0.0%	0.0%	89	0.2%
	1/1/1989	1	0.0%	0.0%	8	0.0%	0.0%	0.0%	6	0.0%
	7/1/1990	1	0.0%	0.0%	18	0.0%	0.0%	0.0%	19	0.0%
	1/1/1991	69	0.5%	0.2%	624	0.5%	0.0%	0.1%	428	0.9%
	1/1/1993	144	1.0%	0.5%	1,037	0.8%	0.0%	0.2%	624	1.4%
	9/1/1993	14	0.1%	0.0%	226	0.2%	0.0%	0.0%	97	0.2%
	1/1/1994	290	2.1%	1.0%	2,047	1.6%	0.0%	0.3%	1,320	2.9%
	4/1/1996	13	0.1%	0.0%	43	0.0%	0.0%	0.0%	37	0.1%
	1/1/1997	221	1.6%	0.8%	3,667	2.8%	0.1%	0.6%	473	1.0%
	8/1/1997	60	0.4%	0.2%	245	0.2%	0.0%	0.0%	182	0.4%
	1/1/1998	—	0.0%	0.0%	1	0.0%	0.0%	0.0%	1	0.0%
	8/1/1998	20	0.1%	0.1%	139	0.1%	0.0%	0.0%	113	0.2%
	9/1/1998	119	0.8%	0.4%	1,665	1.3%	0.0%	0.3%	330	0.7%
	1/1/2002	36	0.3%	0.1%	113	0.1%	0.0%	0.0%	76	0.2%
	1/19/2005	3,787	26.8%	13.0%	16,583	12.7%	0.4%	2.6%	7,997	17.6%
	1/1/2005	63	0.4%	0.2%	141	0.1%	0.0%	0.0%	91	0.2%
	claims & other	—	0.0%	0.0%	3,054	2.3%	0.1%	0.0%	—	0.0%

TransAmerica Life Insurance Company (Aegon USA)		$4,854	34.4%	16.6%	$30,407	23.3%	0.7%	4.8%	$12,078	26.5%

Reinsurer	Treaty Date	In-Force	% of In-Force Ceded	% of Total In-Force	Life Reins Recoverable	% of Reins Recoverable	% of GAAP Assets	% of GAAP Equity	Reinsurance Premium	% of Reins Premium
RGA REINSURANCE COMPANY	11/1/1979	$2	0.0%	0.0%	$15	0.0%	0.0%	0.0%	$28	0.1%
	1/1/1981	—	0.0%	0.0%	2	0.0%	0.0%	0.0%	3	0.0%
	5/1/1981	42	0.3%	0.1%	197	0.2%	0.0%	0.0%	206	0.5%
	1/1/1982	—	0.0%	0.0%	43	0.0%	0.0%	0.0%	3	0.0%
	4/1/1982	—	0.0%	0.0%	—	0.0%	0.0%	0.0%	—	0.0%
	6/15/1982	24	0.2%	0.1%	934	0.7%	0.0%	0.1%	498	1.1%
	8/1/1982	38	0.3%	0.1%	420	0.3%	0.0%	0.1%	335	0.7%
	11/1/1984	—	0.0%	0.0%	1	0.0%	0.0%	0.0%	1	0.0%
	9/1/1994	6	0.0%	0.0%	63	0.0%	0.0%	0.0%	71	0.2%
	1/1/1995	6	0.0%	0.0%	60	0.0%	0.0%	0.0%	48	0.1%
	6/1/1995	29	0.2%	0.1%	140	0.1%	0.0%	0.0%	79	0.2%
	11/1/1995	19	0.1%	0.1%	154	0.1%	0.0%	0.0%	143	0.3%
	1/1/1997	—	0.0%	0.0%	169	0.1%	0.0%	0.0%	2	0.0%
	8/1/1997	44	0.3%	0.1%	84	0.1%	0.0%	0.0%	78	0.2%
	6/1/1999	1	0.0%	0.0%	4	0.0%	0.0%	0.0%	8	0.0%
	1/1/2000	27	0.2%	0.1%	95	0.1%	0.0%	0.0%	49	0.1%
	1/1/2002	944	6.7%	3.2%	2,817	2.2%	0.1%	0.4%	5,379	11.8%
	5/1/2002	1,199	8.5%	4.1%	6,274	4.8%	0.2%	1.0%	3,065	6.7%
	1/1/2004	245	1.7%	0.8%	1,391	1.1%	0.0%	0.2%	672	1.5%
	10/1/2004	2	0.0%	0.0%	3	0.0%	0.0%	0.0%	2	0.0%
	1/1/2005	10	0.1%	0.0%	27	0.0%	0.0%	0.0%	16	0.0%
	10/1/2005	30	0.2%	0.1%	72	0.1%	0.0%	0.0%	71	0.2%
	1/1/2008	101	0.7%	0.3%	104	0.1%	0.0%	0.0%	22	0.0%
	5/1/2008	37	0.3%	0.1%	26	0.0%	0.0%	0.0%	20	0.0%
	claims & other	—	0.0%	0.0%	3,129	2.4%	0.1%	0.0%	—	0.0%

RGA REINSURANCE COMPANY Total		$2,806	19.9%	9.6%	$16,222	12.4%	0.4%	2.6%	$10,798	23.7%

SECURITY LIFE OF DENVER	12/18/1957	$—	0.0%	0.0%	$—	0.0%	0.0%	0.0%	$1	0.0%
	3/1/1978	3	0.0%	0.0%	24	0.0%	0.0%	0.0%	23	0.0%
	8/1/1982	3	0.0%	0.0%	20	0.0%	0.0%	0.0%	42	0.1%
	5/1/1984	16	0.1%	0.1%	163	0.1%	0.0%	0.0%	266	0.6%
	2/1/1988	5	0.0%	0.0%	17	0.0%	0.0%	0.0%	14	0.0%
	2/1/1993	57	0.4%	0.2%	225	0.2%	0.0%	0.0%	208	0.5%
	1/1/1997	221	1.6%	0.8%	3,675	2.8%	0.1%	0.6%	478	1.1%
	7/1/1997	33	0.2%	0.1%	272	0.2%	0.0%	0.0%	151	0.3%
	8/1/1997	73	0.5%	0.3%	230	0.2%	0.0%	0.0%	155	0.3%
	9/1/1997	362	2.6%	1.2%	1,439	1.1%	0.0%	0.2%	974	2.1%
	9/1/1998	122	0.9%	0.4%	1,668	1.3%	0.0%	0.3%	336	0.7%
	1/1/2000	631	4.5%	2.2%	3,928	3.0%	0.1%	0.6%	1,400	3.1%
	5/1/2002	1,121	7.9%	3.8%	9,723	7.5%	0.2%	1.5%	2,196	4.8%
	8/1/2003	58	0.4%	0.2%	220	0.2%	0.0%	0.0%	132	0.3%
	1/1/2004	94	0.7%	0.3%	687	0.5%	0.0%	0.1%	924	2.0%
	claims & other	—	0.0%	0.0%	10,577	8.1%	0.3%	0.0%	—	0.0%

SECURITY LIFE OF DENVER Total		$2,799	19.8%	9.6%	$32,868	25.2%	0.8%	5.2%	$7,300	16.0%

Reinsurer	Treaty Date	In-Force	% of In-Force Ceded	% of Total In-Force	Life Reins Recoverable	% of Reins Recoverable	% of GAAP Assets	% of GAAP Equity	Reinsurance Premium	% of Reins Premium
SWISS RE LIFE & HEALTH AMERICA INC	2/1/1966	$—	0.0%	0.0%	$15	0.0%	0.0%	0.0%	$32	0.1%
	12/1/1972	2	0.0%	0.0%	39	0.0%	0.0%	0.0%	(27)	-0.1%
	1/1/1973	—	0.0%	0.0%	7	0.0%	0.0%	0.0%	8	0.0%
	4/1/1975	—	0.0%	0.0%	12	0.0%	0.0%	0.0%	23	0.0%
	10/1/1975	—	0.0%	0.0%	3	0.0%	0.0%	0.0%	6	0.0%
	4/1/1977	1	0.0%	0.0%	29	0.0%	0.0%	0.0%	53	0.1%
	1/1/1978	—	0.0%	0.0%	5	0.0%	0.0%	0.0%	8	0.0%
	4/1/1979	—	0.0%	0.0%	5	0.0%	0.0%	0.0%	9	0.0%
	9/1/1979	—	0.0%	0.0%	2	0.0%	0.0%	0.0%	3	0.0%
	1/1/1980	11	0.1%	0.0%	221	0.2%	0.0%	0.0%	222	0.5%
	9/1/1980	—	0.0%	0.0%	2	0.0%	0.0%	0.0%	2	0.0%
	10/1/1981	11	0.1%	0.0%	157	0.1%	0.0%	0.0%	190	0.4%
	1/1/1982	6	0.0%	0.0%	113	0.1%	0.0%	0.0%	129	0.3%
	4/1/1982	—	0.0%	0.0%	2	0.0%	0.0%	0.0%	2	0.0%
	8/1/1982	—	0.0%	0.0%	1	0.0%	0.0%	0.0%	1	0.0%
	12/1/1982	—	0.0%	0.0%	3	0.0%	0.0%	0.0%	2	0.0%
	2/1/1984	—	0.0%	0.0%	9	0.0%	0.0%	0.0%	12	0.0%
	6/1/1986	—	0.0%	0.0%	4	0.0%	0.0%	0.0%	5	0.0%
	11/1/1986	4	0.0%	0.0%	56	0.0%	0.0%	0.0%	58	0.1%
	1/1/1988	6	0.0%	0.0%	75	0.1%	0.0%	0.0%	88	0.2%
	1/1/1989	—	0.0%	0.0%	1	0.0%	0.0%	0.0%	2	0.0%
	1/1/1991	57	0.4%	0.2%	526	0.4%	0.0%	0.1%	467	1.0%
	1/1/1992	2	0.0%	0.0%	33	0.0%	0.0%	0.0%	56	0.1%
	1/1/1993	153	1.1%	0.5%	905	0.7%	0.0%	0.1%	547	1.2%
	9/1/1993	24	0.2%	0.1%	202	0.2%	0.0%	0.0%	92	0.2%
	5/1/1996	12	0.1%	0.0%	22	0.0%	0.0%	0.0%	18	0.0%
	8/1/1997	15	0.1%	0.0%	61	0.0%	0.0%	0.0%	25	0.1%
	1/1/2002	315	2.2%	1.1%	1,553	1.2%	0.0%	0.2%	1,773	3.9%
	5/1/2002	351	2.5%	1.2%	1,671	1.3%	0.0%	0.3%	626	1.4%
	1/1/2005	4	0.0%	0.0%	5	0.0%	0.0%	0.0%	4	0.0%
	12/1/2005	1	0.0%	0.0%	3	0.0%	0.0%	0.0%	2	0.0%
	1/1/2008	8	0.1%	0.0%	10	0.0%	0.0%	0.0%	4	0.0%
	5/1/2008	60	0.4%	0.2%	25	0.0%	0.0%	0.0%	7	0.0%
	claims & other	—	0.0%	0.0%	1,213	0.9%	0.0%	0.0%	—	0.0%

SWISS RE LIFE & HEALTH AMERICA INC Total		$1,040	7.4%	3.6%	$6,990	5.4%	0.2%	1.1%	$4,450	9.8%

LINCOLN NATIONAL LIFE INS CO	10-01-81	$52	0.4%	0.2%	$260	0.2%	0.0%	0.0%	$208	0.5%
	1/1/1964	—	0.0%	0.0%	1	0.0%	0.0%	0.0%	2	0.0%
	1/1/1973	—	0.0%	0.0%	3	0.0%	0.0%	0.0%	5	0.0%
	1/1/1974	—	0.0%	0.0%	—	0.0%	0.0%	0.0%	—	0.0%
	1/1/1978	7	0.1%	0.0%	55	0.0%	0.0%	0.0%	78	0.2%
	1/1/1998	—	0.0%	0.0%	41	0.0%	0.0%	0.0%	20	0.0%
	8/1/1998	38	0.3%	0.1%	666	0.5%	0.0%	0.1%	76	0.2%
	9/1/1998	5	0.0%	0.0%	62	0.0%	0.0%	0.0%	8	0.0%
	10/1/1998	1	0.0%	0.0%	1	0.0%	0.0%	0.0%	2	0.0%
	1/1/2000	548	3.9%	1.9%	5,862	4.5%	0.1%	0.9%	1,051	2.3%
	claims & other	—	0.0%	0.0%	91	0.1%	0.0%	0.0%	—	0.0%

LINCOLN NATIONAL LIFE INS CO Total		$651	4.6%	2.2%	$7,042	5.4%	0.2%	1.1%	$1,449	3.2%

HANNOVER LIFE REASSURANCE OF AMERICA	1/1/2002	$315	2.2%	1.1%	$938	0.7%	0.0%	0.1%	$1,785	3.9%
	5/1/2002	175	1.2%	0.6%	1,548	1.2%	0.0%	0.2%	372	0.8%
	1/1/2005	93	0.7%	0.3%	466	0.4%	0.0%	0.1%	191	0.4%
	10/1/2005	16	0.1%	0.1%	32	0.0%	0.0%	0.0%	15	0.0%
	claims & other	—	0.0%	0.0%	958	0.7%	0.0%	0.0%	—	0.0%

HANNOVER LIFE REASSURANCE OF AMERICA Total		$598	4.2%	2.0%	$3,942	3.0%	0.1%	0.6%	$2,363	5.2%

EMPLOYERS REASSURANCE CORP.	12/1/1989	$41	0.3%	0.1%	$21,111	16.2%	0.5%	3.4%	$1,876	4.1%
	claims & other	—	0.0%	0.0%	1,409	1.1%	0.0%	0.0%	—	0.0%

EMPLOYERS REASSURANCE CORP. Total		$41	0.3%	0.1%	$22,520	17.3%	0.5%	3.6%	$1,876	4.1%

Other (16 Companies)		$1,321	9.4%	4.5%	$10,454	8.0%	0.3%	1.7%	5,192	11.4%

Total Life Ceded: In-Force Amount and Recoverable		$14,111	100.0%	48.3%	$130,445	100.0%	3.1%	20.8%	$45,506	100.0%

Retained: In-Force Amount and Other GAAP Assets		15,090		51.7%	4,045,740		96.9%

Company Total: In-Force Amount and GAAP Assets		$29,201		100.0%	$4,176,185		100.0%